VegBox Pitch Deck


VegBox
Making Vegan Food Accessible and Convenient
MADE WITH
beautiful.ai

Veg Box Mission & Vision

Mission Statement

To create healthy plant-based dishes with extraordinary flavor, increased accessibility through convenience by creating fast on the go options to match our busy lives.

Vision Statement

VegBox's vision is to scale an innovative distribution strategy that increases the accessibility and convenience of the vegan market globally.

Use of Funds

Raising $250,000

Marketing

Leasing A Facility

Operations


Roberta Lowo
Vegan Chef & Health Coach
LM fiT
PLANT-BASED!
7 Day Jumpstart
to Remove Roadblocks
MINDTOCONTROL
yoUREATING

Vegan Consu e P oblems

venience

- uce the time to place the order to the time we
  e the order in hand.
  have the or er

Accessibility

[redacted] o en later, close early,
have fewer locations

[redacted]

- Food is prepared to g order for the consumer


Roberta Lowe

VegBox Solution to Convenience

- **Ordering online**
- Ordering via the App
- Automated voice ordering
- Quick service food preparation process
- Self-ordering Kiosks
- Drive-thru



TECHNOLOGY-DRIVEN ORDERING METHODS
Providing Increased accessibility and convenience
SELF SERVICE KIOSK ORDERING
VEG BOX DEDICATED APP
VOICE ORDERING
ONLINE ORDERING
DRIVE-THRU

Food Accessibi ity

Expansion Through Franchising

Longer operating hours 6:00 am to 11:00 pm daily

By: 2023 :VegBox will begin to frar.1chise tne J:)roven business J:)rocess

By 2025 we will have more than 50 locations throughout the US Eastern **Seaboard**



Vegan Food Meets Quick Food Process

- VegBox is innovating the vegan food process by marrying the Quick-Service Process and Vegan Food Accessibility and Convenience.
- Health-conscious individuals want to eat vegan, but the modern fast-paced world requires a solution that provides speed and convenience to make fast vegan food choices accessible.



VEGBOX QUICK-SERVICE PROCESS
innovative distribution strategy that increases the accessibility and convenience of the vegan market globally.
PAR-COOKED
PORTIONING
HIGH COOKING
ASSEMBLING

Organic & Cooked To Order



High Quality
Menu Selections
VegBox
invideo

- **Organic Ingredients**
- **Cooked to Order**
- **Prepared Daily**
- **Never Frozen**
- **Locally Sourced**



Millennials

1. Ambitious
2. passionate about health and change
3. Open-minded
4. Connected
5. Outspoken
6. Like to collaborate and build friendships.

Generation Xers

1. Independent
2. Resourceful
3. Self-sufficient in the workplace
4. Self-sufficient in their personal lives


TECHNOLOGY-DRIVEN ORDERING METHODS
Providing Increased accessibility and convenience
SELF SERVICE KIOSK ORDERING
VEGBOX DEDICATED APP
VOICE ORDERING
ONLINE ORDERING
DRIVE-THRU

VegBox Technology-Driven Innovation!

VegBox will utilize Digital Technology to enhance the quick service experience to bring Convenience and Accessibility of vegan food to the consumer.

Why VegBox Now

Veg Box will bring the full-weighted innovation of the Quick-Service Process to the rapidly expanding vegan food market.


Impact Analysis of COVID-19
Consumer Discretionary
The Consumer Discretionary sector will see NEGATIVE impact due to COVID-19 outbreak and is expected to register a low growth rate compared to the global GDP growth
IMPACT
Market Impact
This market will have NEGATIVE IMPACT due to the spread of COVID-19
Pandemic Impact on Market
INDIRECT
Global Quick Service Restaurants Market 2020-2024
Market growth will ACCELERATE at a CAGR of over
3%
Incremental growth
$ 122.81 bn
Growth for 2020
5.13%
IMPACT
Market growth in 2020 likely to INCREASE compared to 2019
Expected time by when the impact on market will normalize
Q3-2021 [Best Case]
Q1-2022 [Worst Case]
Quick Service Restaurants Market estimates to be revisited and updated in Q3-2020, based on the revaluation of the impact as the pandemic spread plateaus. The update will be available free of cost to all customers.
technavio

The Size of the Vegan Food Market

The Vegan Food market size was valued at **$14.2 billion in 2019** and is expected to reach $37.4 billion by 2027, registering a CAGR of 70.5% from 2079 to 2026. Vegan food products are generally dairy free or meat free food products that are derived or processed from plant-based sources.



Global Vegan Food
Market Forecast
2019
$13.2B
2026e
$24B
CAGR (2019-2026E): 9.1%
Vegan
Vegetarian
Flexitarian

Three Year Performance Overview



2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
-500,000
Revenue
2,147,209.18
968,336.61
121,215.03
-19,974.04
-213,688.54
-85,075.33
03 31
0831
0228
0831
0228
0831

The Veg Box Team



Chef Roberta Lowe
Founder

Ms. Roberta Lowe, Owner, and Executive Chef will be senior management for all operations of VegBox.



Kendra Lewis VP
Business Strategy and Marketing



Anita Dykes
General Manager



Al James
Project Manager



Itika Watkins, MBA
Business Financial Advisor

Closing Thoughts

Health-conscious individuals want to eat vegan, but the modern fast-paced world requires a solution that provides speed and convenience to make fast vegan food choices accessible.

VegBox is the Solution!